Pembina Pipeline Sanctions Heartland Extraction Plant Strengthening its Leading NGL Franchise
This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including earnings before interest, taxes, depreciation and amortization ("EBITDA") build multiple. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, ALBERTA, May 25, 2026 – Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today that it is proceeding with the Heartland Extraction Plant ("HEP") and provided an update on its ethane supply agreement with Dow.
The sanctioning of HEP represents a capital efficient, low-risk monetization of Pembina's liquids extraction rights on the Yellowhead Pipeline, with future growth potential. Through new and amended agreements, Pembina and Dow reached a mutually beneficial solution that has increased the overall ethane supply commitment, better aligned the volume profile with Dow's revised Path2Zero project schedule, and supported the economics of the HEP project. As previously disclosed, Pembina pursued an optimized ethane portfolio solution in support of its Dow supply commitments and is excited to sanction this project, which also provides Pembina the economic benefits of propane-plus natural gas liquids ("NGL") production. Additionally, sanctioning HEP is another important step towards realizing Pembina's recently announced 5-7 percent fee-based adjusted EBITDA per share growth target to 2030.
Heartland Extraction Plant Project Highlights
•A new 750 million cubic feet per day straddle plant to extract NGL under Pembina's extraction rights on the Yellowhead Pipeline.
•This upsized project is an evolution of the previously disclosed Yellowhead Extraction Plant project. HEP now includes incremental capacity to accommodate future additional opportunities on a capital efficient basis, enhancing Pembina's Alberta Industrial Heartland footprint.
•Pembina has signed a long-term agreement at HEP to supply Dow with ethane beginning in late 2029, scaling to 22,500 barrels per day ("bpd") by the end of 2030.
•Following extraction at HEP, ethane-plus mix will be processed at a combination of Dow's Fort Saskatchewan facility and Pembina's Redwater Complex.
•Pembina will retain the associated propane-plus production related to the project and will benefit from downstream fractionation and marketing of up to 9,500 bpd of propane-plus NGL.
•HEP has an estimated cost of approximately $570 million, and an anticipated in-service date in late 2029.
•EBITDA generated from the project will consist of both fixed-fee revenue and frac spread exposure. Using long-term average historical pricing, the EBITDA build multiple for the project is expected to range from 5-7 times.
Dow Ethane Supply Agreement Update
In connection with the new firm volume commitment at HEP, Pembina and Dow have amended the terms of their previously announced ethane supply agreement. Under the amended long-term agreement, Pembina will supply Dow with 35,000 bpd of ethane commencing with the start up of Dow's Path2Zero project, which is expected to enter service in 2029. Pembina will source the 35,000 bpd of ethane from its existing supply portfolio, leveraging its integrated value chain, including deep cut gas processing plants, ethane-plus transportation franchise, and fractionation capabilities.
Including the new agreement at HEP (22,500 bpd) and the amended supply agreement (35,000 bpd), Pembina will supply Dow with a total of 57,500 bpd of ethane, representing a 15 percent increase compared to the original agreement of 50,000 bpd.
"This outcome further demonstrates Pembina's ability to find win-win solutions with our customers. We have strengthened our relationship with Dow while advancing Pembina's strategy and ability to deliver capital-efficient growth," said Scott Burrows, President and Chief Executive Officer of Pembina. "By aligning volumes with Dow's needs and leveraging our existing asset base, we are enhancing the value of our NGL franchise and catalyzing hydrocarbon demand in Western Canada."
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements and financial outlooks pertaining to, without limitation, the following: Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities, including the HEP, and the expected costs, impacts, and benefits thereof; expectations regarding existing and future commercial agreements, including those with Dow, and the anticipated timing, product volumes, and benefits thereof; the successful completion of related third-party projects; statements regarding Pembina's financial and operational performance, including expected project build multiples, revenue generation, and commodity price exposure; expectations regarding the future performance of the Company's assets, including future pipeline, processing, and fractionation operations; and targets regarding fee-based adjusted EBITDA per share growth.
These forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release, including, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices (including long-term average historical pricing and frac spreads), interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects, including Dow's Path2Zero project, will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking information and financial outlooks contained in this news release have been approved by management as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP ratio: EBITDA build multiple. The non-GAAP financial measure that is used as a component of this non-GAAP ratio is estimated incremental EBITDA, which is an estimate of the incremental EBITDA expected to be generated by the Heartland Extraction Plant. The EBITDA build multiple is calculated as the estimated capital cost of the project divided by the estimated expected incremental EBITDA. Management uses the EBITDA build multiple to evaluate the capital efficiency and expected return of the project. The equivalent historical non-GAAP financial measure to estimated incremental EBITDA is historical EBITDA, which has earnings as its most directly comparable financial measure specified, defined, and determined in accordance with IFRS. There are no significant differences between the composition of the forward-looking non-GAAP financial measure and the equivalent historical non-GAAP financial measure.
The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including earnings.

For further information:
Investor Relations
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